Exhibit 21.1

Sarcos Technology and Robotics Corporation.

List of Subsidiaries (as of May 13, 2022)

The following are the subsidiaries of Sarcos Technology and Robotics Corporation, omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Name(s) under which Subsidiary Does Business
Sarcos Corp.	Utah	Sarcos
Sarcos Group LC	Utah	Sarcos Defense
Rememdia LC	Utah	Rememdia LC
ZeptoVision, Inc.	Delaware	ZeptoVision
RE2, LLC	Delaware	RE2